UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Icagen, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45104P500

(CUSIP Number)

Craig L. Slutzkin New Leaf Venture Management II, L.L.C., Times Square Tower 7 Times Square, Suite 3502 New York, NY 10036 (646) 871-6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45104P500	13D	Page 2 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 3 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The reporting person is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 4 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The reporting person is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 5 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Philippe O. Chambon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 6 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James Niedel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 7 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vijay Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 8 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ronald Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 9 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Srinivas Akkaraju
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 10 of 24 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeani Delagardelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 200,500 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 200,500 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,500 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.67% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The reporting person is an individual manager of New Leaf Venture Management II, L.L.C., which is the sole general partner of New Leaf Venture Associates II, L.P., which is the sole general partner of New Leaf Ventures II, L.P., which owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities.
(2)	The percentage ownership is based upon 7,499,008 outstanding shares as of April 30, 2011, as reported by the Issuer in its filing on Form 10-Q for the quarter ended March 31, 2011.

CUSIP No. 45104P500	13D	Page 11 of 24 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”) of Icagen, Inc. (the “Issuer”) having its principal executive office at 4222 Emperor Boulevard, Suite 350, Durham, NC 27703.

Item 2.	Identity and Background.

This statement is being filed by New Leaf Ventures II, L.P. (“NLV II”), New Leaf Venture Associates II, L.P. (“NLV Associates”) and New Leaf Venture Management II, L.L.C. (“NLV Management” and together with NLV II and NLV Associates, the “Reporting Entities”) and Philippe O. Chambon (“Chambon”), James Niedel (“Niedel”), Vijay Lathi (“Lathi”), Ronald Hunt (“Hunt”), Srinivas Akkaraju (“Akkaraju”) and Jeani Delagardelle (“Delagardelle” and together with Chambon, Niedel, Lathi, Hunt and Akkaraju, the “Managing Directors”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

The address of the principal business office of NLV II, NLV Associates, NLV Management, Chambon, Niedel and Hunt is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036. The address of the principal business office of Lathi, Akkaraju and Delagardelle is New Leaf Venture Partners, 2500 Sand Hill Road, Suite 203, Menlo Park, CA 94025.

The principal business of NLV II is to make, hold and dispose of equity and equity-related investments, principally in healthcare, medical device and life sciences companies. The principal business of NLV Associates is to act as the sole general partner of NLV II. The principal business of NLV Management is to act as the sole general partner of NLV Associates. The principal business of each of the Managing Directors is to manage the Reporting Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NLV II and NLV Associates is a limited partnership organized under the laws of the State of Delaware. NLV Management is a limited liability company organized under the laws of the State of Delaware. Each Managing Director other than Philippe O. Chambon is a citizen of the United States. Philippe O. Chambon is a citizen of France.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On July 20, 2011, the Issuer issued a press release describing a proposed acquisition of the Issuer by Pfizer, Inc. (“Pfizer”) pursuant to which Pfizer and/or one or more of its affiliates would acquire all outstanding shares of Common Stock not held by it in a tender offer for a per share consideration of $6.00 (the “Proposed Transaction”). Upon an analysis of the terms of the Proposed Transaction, the Reporting Persons concluded that the Proposed Transaction undervalues the Issuer and is not in the best interests of all stockholders.

CUSIP No. 45104P500	13D	Page 12 of 24 Pages

On July 28, 2011, the Reporting Persons and Merlin Nexus III, L.P. (“Merlin”) jointly delivered a letter (the “Joint Letter”) to the Issuer’s Board of Directors and issued a press release (the “Press Release”). The Joint Letter states the Proposed Transaction undervalues the Issuer and states the belief that the Proposed Transaction is not in the best interests of all stockholders. The Joint Letter further states that each of the Reporting Persons and Merlin would not tender their shares in the Proposed Transaction on the current terms, and are considering other options, including reaching out to additional stockholders of the Issuer to share their concerns. The Reporting Persons disclaim beneficial ownership of all shares held by Merlin and its affiliates.

Merlin BioMed Private Equity Advisors, LLC has filed a Schedule 13D reporting events on July 28, 2011, on behalf of itself, Merlin and Dominique Sémon (collectively, “Merlin BioMed”), in which Merlin BioMed discloses beneficial ownership of 10.0% of shares of Common Stock of the Issuer. The Reporting Persons disclaim all group membership with Merlin or any other persons for purposes of this Schedule 13D.

The references to the Joint Letter and the Press Release in this Schedule 13D are qualified in their entirety by reference to the Joint Letter and the Press Release, copies of which are filed with this Schedule 13D as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference as if set forth in their entirety.

The Reporting Persons acquired their shares of Common Stock in the ordinary course of their business. Although the Reporting Persons do not believe that providing their views or engaging in communications as described above would constitute activities that have the purpose or effect of changing or influencing control of the Issuer, the Reporting Persons are filing this Schedule 13D in order to remove any possible impediment to providing such views or engaging in such communications.

Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	NLV II is the record owner of 200,500 shares of Common Stock (“NLV II Shares”). As the sole general partner of NLV II, NLV Associates may be deemed to own beneficially the NLV II Shares. As the sole general partner of NLV Associates, NLV Management may be deemed to own beneficially the NLV II Shares. As the individual managers of NLV Management, each of the Managing Directors also may be deemed to own beneficially the NLV II Shares.

Each of the Reporting Persons may be deemed to own beneficially 2.67% of the Issuer’s Common Stock, which percentage is calculated based upon 7,499,008 shares reported to be outstanding as of April 30, 2011. Each of the Reporting Persons, except NLV II, disclaims beneficial ownership of the NLV II Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Letter dated July 28, 2011 to the Board of Directors of the Issuer.

Exhibit 2 – Press Release, issued July 28, 2011.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Powers of Attorney regarding Schedule 13D filings.

CUSIP No. 45104P500	13D	Page 13 of 24 Pages

CUSIP No. 45104P500	13D	Page 14 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 29, 2011

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:		NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

CUSIP No. 45104P500	13D	Page 15 of 24 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

CUSIP No. 45104P500	13D	Page 16 of 24 Pages

Exhibit 1

July 28, 2011

Board of Directors

c/o Charles A. Sanders, M.D., Chairman of the Board

Icagen, Inc.

4222 Emperor Blvd, Suite 350

Durham, NC 27703

Dear Members of the Board of Directors:

As a follow-up to the recently announced acquisition of Icagen, Inc. (“Icagen”), we are writing this letter to express our concerns about the planned acquisition by Pfizer Inc (“Pfizer”) at a price of $56 million or $6.00 per share. We believe the purchase price dramatically undervalues Icagen’s assets, and is not in the best interests of all stockholders.

To date, we have had access only to Icagen’s publicly available information. Based solely on that information, it appears to us that Icagen has made significant progress in advancing both its own proprietary program ICA-105665, which is expected to soon enter into a phase II clinical trial for epilepsy, and the Pfizer partnership targeting the sodium ion channels for the treatment of pain. In December 2010, Icagen and Pfizer initiated the first phase I study of compound PF-05089771 in healthy volunteers. PF-05089771 is a selective and potent Nav1.7 targeting compound developed by Icagen and the first of three compounds expected to enter the clinic over the next 12 months.

Pursuant to the Collaborative Research and License Agreement entered into with Pfizer in August 2007, each of these compounds has the potential to earn up to $359 million in milestones along with future percentage royalties with rates in the high-single to low double digits. At the time of the deal, Pfizer found the sodium ion channel targets attractive enough to pay what was then considered to be double the median size of an early-stage deal since 2003 of $175.4 million.1 As late as January 2010, Pfizer continued to express its interest in the program, calling Nav1.7 an “Exciting New Pain Target” in a public presentation despite the compound being almost 12 months away from entering the clinic.2 We believe that Nav1.7 is a uniquely interesting target in the multi-billion dollar market for pain therapies based on the inability of families from Northern Pakistan who hold mutations in the SCN9A gene (which encodes the Nav1.7 ion channel) to feel pain. As quoted from a 2006 paper published in Nature, “The complete inability to sense pain in an otherwise healthy individual is a very rare phenotype.”3

Data found on the NIH website,4 indicates that in late December 2010, Pfizer initiated a phase I single ascending dose study that was expected to be completed in March 2011. While the early data have not been presented, the facts that the trial continues to escalate to higher doses, that Pfizer initiated a

[1]	http://www.outsourcing-pharma.com/Preclinical-Research/Did-Pfizer-overpay-in-Icagen-deal
[2]	http://www.pfizer.com/files/investors/presentations/jpmorgan_healthcare_011210.pdf
[3]	Cox, J. et al., “An SCN9A channelopathy causes congenital inability to experience pain”, Nature, Vol. 444, 14 (December 14, 2006): 894-898
[4]	http://www.clinicaltrials.gov/ct2/show/NCT01259882?term=PF-05089771&rank=2

CUSIP No. 45104P500	13D	Page 17 of 24 Pages

second phase I multiple ascending dose trial5 and that Pfizer has entered into a definitive agreement to acquire Icagen all suggest that the data thus far remain very positive.

As institutional stockholders of Icagen, we have spent considerable time analyzing the company’s programs and their future potential. While we believe that an acquisition by Pfizer makes sense, we strongly believe that for the other Icagen stockholders a higher valuation is warranted for the available assets. New therapeutics that have the ability to provide pain relief without gastrointestinal safety concerns offer significant opportunities to large pharmaceutical companies. Past pharmaceutical products to treat pain have demonstrated the ability to quickly ramp and maintain worldwide sales of greater than $2 billion annually. We have used much more conservative sales estimates for each compound and have used significant adjustments for risk to discount the potential future value of those cash flows. As a result of our analysis based on the available data, we believe the fair enterprise value of Icagen, excluding the value of its own internal phase II program in epilepsy, should be in the range of $100 to $165 million. In contrast, under the current terms of the merger agreement, Pfizer is seeking to purchase Icagen for $56 million or $6.00 per share. Further, the true cost to Pfizer to acquire Icagen is significantly less, potentially as little as $22 million. This is based on our estimates of $14 million of cash on Icagen’s balance sheet, $4 million in committed R&D reimbursements by Pfizer through the end of 2011, and potential payments of $16 million over the next 12 months for the achievement of regulatory and clinical milestones for the three compounds in development.

For the reasons discussed above, we strongly disagree with the Board’s approval of the merger agreement and the sale of the company to Pfizer at the current price. We would like the opportunity to discuss with the Board the reasons for the transaction at this time, why it believes this is the best price reasonably available, and whether the unreported phase I clinical data from the PF-05089771 program should be made public as it may be material to the stockholders of the company. We believe that the Board should have sought a greater valuation for Icagen and at the present time we do not intend to tender our shares under the current acquisition terms. We continue to explore our options, including potentially contacting other stockholders to share our concerns.

Sincerely,

Merlin Nexus	New Leaf Ventures II, L.P.

cc:	Anthony B. Evnin, Ph.D., Director
P. Kay Wagoner, Ph.D., CEO
Richard D. Katz, M.D., CFO

[5]	http://www.clinicaltrials.gov/ct2/show/NCT01365637?term=PF-05089771&rank=1

CUSIP No. 45104P500	13D	Page 18 of 24 Pages

Exhibit 2

Icagen Stockholders Contest Proposed Acquisition Price by Pfizer in Letter to Board

New York, NY, July 28, 2011 – Merlin Nexus and New Leaf Venture Partners (NLV Partners), stockholders in Icagen, Inc. (Nasdaq: ICGN), disclosed today a letter submitted to the Icagen Board contesting the Company’s planned acquisition by Pfizer Inc (NYSE: PFE). According to a July 20, 2011 press announcement, Pfizer plans to purchase the 8.3 million shares of Icagen stock it already does not own at a price of $6.00 per share, resulting in an aggregate transaction value of approximately $56 million. Merlin Nexus and NLV Partners “believe the purchase price dramatically undervalues Icagen’s assets and is not in the best interests of all stockholders.”

The letter to the Icagen Board noted that “Icagen has made significant progress in advancing both its own proprietary program ICA-105665, which is expected to soon enter into a phase II clinical trial for epilepsy, and the Pfizer partnership targeting the sodium ion channels for the treatment of pain.” The pain program is currently focused on PF-05089771, “a selective and potent Nav1.7 targeting compound developed by Icagen and the first of three compounds expected to enter the clinic over the next 12 months.”

The letter continued, “We believe that Nav1.7 is a uniquely interesting target in the multi-billion dollar market for pain therapies based on the inability of families from Northern Pakistan who hold mutations in the SCN9A gene (which encodes the Nav1.7 ion channel) to feel pain. As quoted from a 2006 paper published in Nature,1 ‘The complete inability to sense pain in an otherwise healthy individual is a very rare phenotype.’

“Data found on the NIH website2 indicate that in late December 2010, Pfizer initiated a phase I single ascending dose study of PF-05089771 that was expected to be completed in March 2011. While the early data have not been presented, the facts that the trial continues to escalate to higher doses, that Pfizer initiated a second phase I multiple ascending dose trial3 and that Pfizer has entered into a definitive agreement to acquire Icagen all suggest that the data thus far remain very positive.”

The letter concluded, “We believe that the Board should have sought a greater valuation for Icagen and at the present time, we do not intend to tender our shares under the current acquisition terms. We continue to explore our options, including potentially contacting other stockholders to share our concerns.”

[1]	Vol 444| 14 December 2006| doi:10.1038/nature05413
[2]	http://www.clinicaltrials.gov/ct2/show/NCT01259882?term=PF-05089771&rank=2
[3]	http://www.clinicaltrials.gov/ct2/show/NCT01365637?term=PF-05089771&rank=1

CUSIP No. 45104P500	13D	Page 19 of 24 Pages

About Merlin Nexus

Merlin Nexus, based in New York, is an investment management company focused on crossover private equity investing in the life sciences industry. Merlin Nexus invests globally in private and public healthcare companies and manages several crossover private equity funds with capital commitments totaling $200 million. Our investor base consists of financial institutions, funds of funds, family offices and high net worth individuals.

About NLV Partners

New Leaf Venture Partners is a leader in healthcare technology venture investing. Our investment professionals bring a unique blend of technological, clinical, and operational experience to our investments. We work closely with our entrepreneurs to help build successful portfolio companies. We focus primarily on later-stage biopharmaceutical products, early-stage medical devices, and laboratory infrastructure technologies.

New Leaf currently manages $1.1 billion in assets. This includes our newest fund, New Leaf Ventures II, L.P., which closed with commitments of $450 million in October 2007, New Leaf Ventures I, L.P. and the healthcare technology portfolio of the Sprout Group, one of the oldest U.S. venture capital fund groups. For more information please visit http://www.nlvpartners.com

Contacts:

Burns McClellan on behalf of NLV Partners

Justin Jackson, 212-213-0006

jjackson@burnsmc.com

Exhibit 99.1

CUSIP No. 45104P500	13D	Page 20 of 24 Pages

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Icagen, Inc.

EXECUTED this 29th day of July, 2011.

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:		NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:		/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

CUSIP No. 45104P500	13D	Page 21 of 24 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

Exhibit 99.2

CUSIP No. 45104P500	13D	Page 22 of 24 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Vijay K. Lathi
Vijay K. Lathi

By:	/s/ James Niedel
James Niedel

Dated: October 5, 2005

CUSIP No. 45104P500	13D	Page 23 of 24 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his/her true and lawful attorney-in-fact and agent for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Philippe O. Chambon
Philippe O. Chambon

By:	/s/ Jeani Delagardelle
Jeani Delagardelle

By:	/s/ Ronald Hunt
Ronald Hunt

Dated: September 29, 2006

CUSIP No. 45104P500	13D	Page 24 of 24 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Dated: February 2, 2009